1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TABLE OF CONTENTS

SIGNATURES
TSMC 2010 Fourth Quarter Investor Conference January 27, 2011

Agenda Welcome Elizabeth Sun 4Q10 Financial Results and 1Q11 Outlook Lora Ho CEO Comments Morris Chang Q&A Morris Chang / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 15, 2010 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q10 Financial Highlights

Income Statements

4Q10 Revenue by Applications Communications 47% Consumer 11% Computer 24% Industrial/Others 18%

4Q10 Revenue by Technology

Balance Sheets & Key Indices Asset productivity = Annualized net sales / Average net fixed assets. (1)

Cash Flows Free cash flow = Cash from operating activities - Capital expenditures. (1)

Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity 2010 Overall Capacity +14%; Advanced Capacity +37%

Capital Expenditures

Cash Flow & Dividend Increased Capex to fuel growth Cash Dividend will continue

2010 Financial Highlights Record sales and profitability Fully utilized capacity throughout the year Continued cash return to shareholders Balance sheet strength to invest for future growth

1Q11 Guidance Revenue to be between NT$105 billion and NT$107 billion, at a forecast exchange rate of 29.26 NT dollars to 1 US dollar Gross profit margin to be between 47% and 49% Operating profit margin to be between 35% and 37% Based on our current business outlook and exchange rate assumption, management expects:

Recap of Recent Major Events

TSMC Property

- NVIDIA and TSMC Ship One-Billionth GeForce Graphics Processor (2011/01/13)
- TSMC Board of Directors approved to acquire from Powerchip Technology Corporation the substructure of the building under construction (2011/01/12)
- TSMC and CENTROSOLAR Sign Solar Module Manufacturing Agreement (2011/01/11)
- Beijing Tsinghua University and TSMC join hands to reach 65nm R&D Milestone (2010/12/16)
- TSMC Awards Outstanding Suppliers at Supply Chain Management Forum (2010/12/03)
- TSMC Wins Taiwan CSR Awards' "Gold Award" for manufacturing, the highest honor granted by the Taiwan Institute for Sustainable Energy (2010/11/19)
- TSMC Obtains Termination of ITC Investigation into 37nm and Smaller Products (2010/11/16)
- TSMC Announces Mixed Signal/RF University Design Award (2010/10/20)
- TSMC Expands IP Alliance to Include Soft IP (2010/10/05)

- Please visit TSMC's Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

© 2011 TSMC, Ltd

Open Innovation Platform™

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 27, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer